Free Writing Prospectus

Filed pursuant to Rule 433

Registration Number 333-189375-01

LYB International Finance B.V.

$750,000,000 4.000% Senior Notes due 2023

$750,000,000 5.250% Senior Notes due 2043

Pricing Term Sheet dated July 11, 2013

Issuer:	LYB International Finance B.V.

Parent Guarantor:	LyondellBasell Industries N.V.

Security Description:	4.000% Senior Notes due 2023 (the “2023 Notes”) 5.250% Senior Notes due 2043 (the “2043 Notes”)

Distribution:	SEC-registered

Principal Amount:	2023 Notes: $750,000,000 2043 Notes: $750,000,000

Coupon:	2023 Notes: 4.000% 2043 Notes: 5.250%

Maturity:	2023 Notes: July 15, 2023 2043 Notes: July 15, 2043

Offering Price:	2023 Notes: 98.678% of face amount 2043 Notes: 97.004% of face amount

Yield to maturity:	2023 Notes: 4.163% 2043 Notes: 5.454%

Spread to Benchmark Treasury:	2023 Notes: +160 basis points 2043 Notes: +185 basis points

Benchmark Treasury:	2023 Notes: UST 1.750% due May 15, 2023 2043 Notes: UST 3.125% due February 15, 2043

Interest Payment Dates:	January 15 and July 15

Record Dates:	January 1 and July 1

First Interest Payment Date:	January 15, 2014

Optional redemption:

2023 Notes: Make-whole call @ T+25 bps plus accrued and unpaid interest and additional interest, if any

2043 Notes: Make-whole call @ T+30 bps plus accrued and unpaid interest and additional interest, if any

Change of control:	Puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any

Trade date:	July 11, 2013

Settlement:	July 16, 2013 (T+3)

CUSIP/ ISIN:	2023 Notes: 50247V AA7 / US50247VAA70 2043 Notes: 50247V AB5 / US50247VAB53

Expected Ratings*:	Baa2 / BBB- (positive/stable)

Denominations/Multiple:	$2,000 / $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Co-Managers:	Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

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